[Maslon Edelman Borman & Brand, LLP Letterhead]
June 26, 2006
Cecilia D. Blye
Chief
Office of Global Security Risk
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, DC 20549-5546

Re:	WPT Enterprises, Inc. (“WPT,” or the “Company”) (File No. 333-114479)
Annual Report on Form 10-K for the Fiscal Year Ended January 1, 2006
File No. 0-50848
Dear Ms. Blye:
This letter will respond on behalf of the Company to your comment letter dated June 13, 2006 in connection with the Company’s Annual Report on Form 10-K for the fiscal year ended January 1, 2006 (the “10-K”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses, which have been numbered to correspond to your letter. In addition, a copy of your letter is attached. Please note that we will also file this letter with the Commission via EDGAR per your request.
1.	We note the disclosure on page 11 of the Form 10-K that you have an international television distribution agreement with Alfred Haber Distribution, Inc. pursuant to which your television programming is telecast to Cuba and Sudan. Also, we have filed as Exhibit 10.20 an agreement with Discovery Communications, Inc. by which you license to Discovery the rights to telecast programming to countries including Cuba, Iran, North Korea, Sudan, and Syria. Each of these named countries is identified as a state sponsor of terrorism by the State Department, and is subject to economic sanctions administered by the Treasury Department’s Office of Foreign Assets Control and/or the Commerce Department’s Bureau of Industry and Security. Your Form 10-K does not contain any information regarding contacts with those countries.
Please describe to us, in reasonable detail, your previous, current, and anticipated operations or other contacts in Cuba, Iran, North Korea, Sudan, and Syria, whether through direct or indirect arrangements. Discuss their materiality to you in light of the countries’ status as state sponsors of terrorism. Please also discuss whether the operations or other contacts, per individual country or in the aggregate, constitute a material investment risk to your security holders. Your response should specify, among other things, whether you have contacts with any entities controlled by or affiliated with the governments of the countries referred to above.

The Company does not have any direct previous, current or anticipated operations or contacts in Cuba, Iran, North Korea, Sudan or Syria (collectively, the “Sponsor Countries”). With respect to the Company’s Acquisition Master Agreement, dated January 25, 2006, with Discovery Communications, Inc. (“Discovery”), filed as Exhibit 10.20 to the 10-K (the “Discovery Agreement”), we assume you are referring in your letter to Exhibit B of the Discovery Agreement where certain of the Sponsor Countries are identified as “Territories.” However, the Company has not licensed to Discovery the right to air any of its programming in territories outside the United States, including the Sponsor Countries. There is an “Attachment for New Program” attached to the Discovery Agreement, which clearly specifies in the table on the first page thereof that the sole territory for which Discovery has a license is the United States Territory, which is defined in Exhibit B of the Discovery Agreement as “the United States, its territories, possessions, commonwealths, instrumentalities, protectorates and military bases.” As such, the Company has not licensed the rights to its programming to Discovery for any territory containing a Sponsor Country.

Furthermore, the Company does not have any indirect previous, current or anticipated operations or contacts in any of the Sponsor Countries. The disclosure on page 11 of the 10-K refers to the Company’s international programming distribution agreement with Alfred Haber Distribution, Inc. (“Haber,” and the Company’s agreement with Haber, the “Haber Agreement”). Pursuant to the Haber Agreement, Haber has entered into telecast agreements with many international telecasters (“Telecasters”) that wish to telecast the Company’s programming on their networks in various territories. The Company is not a party to those agreements, but is paid a fee based on a percentage of the fee paid to Haber from such Telecasters. None of those international telecast agreements have been entered into between Haber and any Sponsor Country or any Telecaster located in a Sponsor Country. In addition, to the Company’s knowledge, neither Haber nor any of the Telecasters are controlled by or affiliated with the governments of any of the Sponsor countries.

Some Telecasters telecast their programming to regions that may contain Sponsor Countries. To our knowledge, Cuba and Sudan are the only Sponsor Countries where Telecasters have rights to air our programming. Haber entered into its agreement with a Telecaster for the territory of France, with France as the largest, primary market. However, the Telecaster’s broadcast territory also includes over fifty French-speaking countries and territories, one of which is Sudan. Likewise, Haber’s agreement with a Telecaster for the Latin America territories includes over forty territories, one of which is Cuba. As such, persons located in those Sponsor Countries that can receive the satellite or television signals telecasted by a Telecaster would be able to view such Telecaster’s programming. The Company does not know if there are viewers in either Sudan or Cuba that actually decode the Telecasters’ signal to see any of their programming. In the Company’s view, the link between the Company, Haber, any Telecaster and the final viewers, if any, of the Company’s programming in Cuba or Sudan is so attenuated that the Company cannot reasonably be considered to have any indirect contacts with a Sponsor Country.
Please see the Company’s answer to Question 2, below, for a discussion regarding the immateriality of the Company’s indirect revenue, if any, derived from Haber’s agreements with Telecasters that have viewers based in Sponsor Countries, and the immateriality of the investment risk to the Company’s stockholders.

2.	Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of revenues, assets, and liabilities associated with Cuba, Iran, North Korea, Sudan, and Syria. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. In this regard, we note that Arizona and Louisiana have adopted legislation requiring their state retirement systems to prepare reports regarding state pension fund assets invested in, and/or permitting divestment of state pension fund assets from, companies that do business with countries identified as state sponsors of terrorism. The Pennsylvania legislature has adopted a resolution directing its Legislative Budget and Finance Committee to report annually to the General Assembly regarding state funds invested in companies that have ties to terrorist-sponsoring countries. Florida requires issuers to disclose in their prospectuses any business contacts with Cuba or persons located in Cuba. Illinois, Oregon, and New Jersey have adopted, and other states are considering, legislation prohibiting the investment of certain state assets in, and/or requiring the divestment of certain state assets from, companies that do business with Sudan. Finally, Brown University, Harvard University, Stanford University, the University of California system, and other academic institutions have adopted policies prohibiting investment in, and/or requiring divestment from, companies that do business with Sudan. Your materiality analysis should address the potential impact of the investor sentiment evidenced by these actions directed toward companies having business contacts with Cuba, Iran, North Korea, Sudan, and Syria.

Even if viewers in Sponsor Countries could view our programming, the Company’s indirect revenue derived from Haber’s agreements with the Telecasters in the two territories containing Cuba and Sudan is not material to the Company. Since the Company’s inception, it has received approximately $0.5 million from Haber’s contract with the French Telecaster and approximately $0.2 million from Haber’s contract with the Latin America Telecaster. The Company’s net revenues for fiscal 2005 were approximately $18.1 million, which means that the total revenue to date from those two agreements with Haber accounted for only 3.9% of the Company’s fiscal 2005 net revenues. The Company has no way to accurately determine how much of the revenue from those agreements is derived from viewers in Sponsor Countries. However, since those two agreements cover in excess of ninety countries and territories between them, only two of which are Sponsor Countries, the revenue derived therefrom would, in the Company’s view, be a very small or non-existent percentage thereof.
In light of the extremely attenuated contacts, if any, that the Company has to any Sponsor Country, and in light of the immateriality of the revenue generated from agreements between Haber and Telecasters that telecast to viewers in Sponsor Countries, the Company believes that there is no disclosure needed to stockholders with respect to such revenue. For the same reasons, the Company believes that there is no material investment risk to stockholders because of such revenue, if any. The Company believes that the probability is remote that any stockholder would be impacted by any indirect contacts between the Company and the Sponsor Countries. The Company also believes that its reputation and share value will not be affected by any such contacts or by negative investor sentiment toward the Sponsor Countries.
Attached hereto as Exhibit A is a statement, executed by the Company’s President and Chief Executive Officer, that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings;
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please contact the undersigned at (612) 672-8388 of Maslon Edelman Borman & Brand, LLP, if you have any questions with respect to this response letter. Please acknowledge receipt of this letter by file stamping the enclosed extra copy and returning it to me in the enclosed self-addressed envelope.

Very truly yours,
/s/ David J. Polgreen, Esq.

Enclosures
cc:	Adam Pliska, WPT Enterprises, Inc.
Martin R. Rosenbaum, Esq.

EXHIBIT A
CERTIFICATION
I, Steven Lipscomb, the President and Chief Executive Officer of WPT Enterprises, Inc. (the “Company”), hereby certify that:
     (a) the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
     (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
     (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
EXECUTED THIS 26th DAY OF JUNE, 2006 BY:

/s/ Steven Lipscomb

Steven Lipscomb, President and Chief Executive Officer

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